November 28, 2011

VIA U.S. MAIL AND FAX
Rhonda Malone, Esq.
Counsel – Securities
Western & Southern Financial Group, Inc.
400 Broadway
Cincinnati, Ohio 45202

Re: Western-Southern Life Assurance Company
       Separate Account 1
       File Nos. 333-177619 and 811-08420

Dear Ms. Malone:

The staff has reviewed the above-referenced registration statement that the Commission received on October 31, 2011. Based on this review, we have the following comments:

1. **Incorporation by Reference**

    Please insert the May 1, 2006 prospectus and SAI, which are referenced by the supplements, into the registration statement. The Registrant should not incorporate by reference information that is included in another registrant's registration statement.

2. **Supplement Disclosure**

    The pending no-action letter request submitted by the Registrant and affiliated parties notes that the prospectus supplement would describe the consolidation. Please revise the supplement accordingly.

3. **Other Required Disclosure, Exhibits, and Representations**

    Please confirm to the Staff that any updated financial statements for the depositor and any guarantor will be filed with the pre-effective amendment. Indicate the applicable accounting method as well. In addition, please be reminded that for all powers of attorney upon which the Registrant may wish to rely for future amendments to this filing, those powers of attorney must relate to this specific filing as required by Rule 483(b) under the 1933 Act. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

4. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant is in possession of all facts relating to the Registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, the Registrant should file correspondence with its pre-effective amendment acknowledging that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the Staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider your correspondence as a confirmation of the fact that the Registrant is aware of its responsibilities.

*   *   *

Please respond to these comments with a letter to me and a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6758. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Michelle Roberts
Senior Counsel
Office of Insurance Products

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